UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Baobab Clothing Inc

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    November 18, 2016

Physical Address of Issuer:

8 The Green, Suite A, Dover DE 19901, United States

Website of Issuer:

https://www.baobabclothing.com

Current Number of Employees:

2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$292,790	$108,507
Cash & Cash Equivalents	$8,414	$89,774
Accounts Receivable	$22	$0
Short-term Debt	$97,963	$79,194
Long-term Debt	$247,700	$15,000
Revenues/Sales	$340,297	$247,856
Cost of Goods Sold	$178,181	$81,370
Taxes Paid	$0	$11,985
Net Income	$(136,821)	$29,398

Table of Contents

FORM C-AR

Baobab Clothing Inc

BAOBAB

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Baobab Clothing Inc ("**Plant an App**", the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.baobabclothing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Marcellus Alexander III
_____
(Signature)

Marcellus Alexander III
_____
(Name)

Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Marcellus Alexander III
_____
(Signature)

Marcellus Alexander III
_____
(Name)

Director
_____
(Title)

April 30, 2021
_____
(Date)

/s/ Brandon Davenport
_____
(Signature)

Brandon Davenport
_____
(Name)

Director
_____
(Title)

April 30, 2021
_____
(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
APRIL 30, 2021

Baobab Clothing Inc

BAOBAB

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Baobab Clothing Inc is a Delaware corporation incorporated on November 18, 2016.

The Company is located at 8 The Green, Suite A, Dover, DE 19901, United States. The Company conducts business in all 50 U.S. states plus Canada, EU, AU, UAE, Southeast Asia.

The Company's website is https://www.baobabclothing.com

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated 13 health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.
We currently have not authorized enough Preferred Stock to satisfy the conversion of outstanding convertible notes.

We plan to authorize additional Preferred Stock in the future to satisfy the conversion of all outstanding convertible notes.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering 14 into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a 15 loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business.

Description of the Business

The BAOBAB Polo Shirt is the first Smart Luxury Pima polo shirt as it combines the perfect blend of Quality, Design, and Function. The incredibly soft shirt is made using our BAOTECH™ High-Performance technology which makes the polo shirt resistant to stains, odor, wrinkles, fading, and shrinking. Our innovative shirt includes the signature microfiber cloth to wipe glasses, smartwatch and mobile phone. Collars stay flat all day with our no-curl, stay-flat collar. Our fabric technology makes every BAOBAB antimicrobial, this means you can wear it 10 -12x before tossing it in the wash. The shirt is finished with a premium Italian-made enclosure with the company logo embossed insignia for authenticity. Made for life: The versatile Baobab Polo Shirt is great for work, zoom happy hour, golf, weekends, staycations and everything in between.

Business Plan

We generate revenue through the sale of our products on our online store.

The Company's Products and/or Services

Product / Service	Description	Current Market
BAOBAB Short Sleeve Polo Shirt	The BAOBAB Polo Shirt is the first Smart Luxury Pima polo shirt as it combines the perfect blend of Quality, Design, and Function. The incredibly soft shirt is made using our BAOTECH™ High-Performance technology which makes the polo shirt resistant to stains, odor, wrinkles, fading, and shrinking Our innovative shirt includes the signature microfiber cloth to wipe glasses, smartwatch and mobile phone. Collars stay flat all day with our no-curl, stay-flat collar. Our fabric technology makes every BAOBAB antimicrobial, this means you can wear it 10 -12x before tossing it in the wash. The shirt is finished with a premium Italian-made enclosure with the company logo embossed insignia for authenticity. Made for life: The versatile Baobab Polo Shirt is great for work, Zoom happy hour, golf, weekends, staycations and everything in between.	Direct-to-Consumer primarily selling to professionals, men and women with an average age of 41
BAOBAB Long Sleeve Polo Shirt	The BAOBAB Polo Shirt is the first Smart Luxury Pima polo shirt as it combines the perfect blend of Quality, Design, and Function. The incredibly soft shirt is made using our BAOTECH™ High-Performance technology which makes the polo shirt resistant to stains, odor, wrinkles, fading, and shrinking Our innovative shirt includes the signature microfiber cloth to wipe glasses, smartwatch and mobile phone. Collars stay flat all day with our no-	Direct-to-Consumer primarily selling to professionals, men and women with an average age of 41

	curl, stay-flat collar. Our fabric technology makes every BAOBAB antimicrobial, this means you can wear it 10 -12x before tossing it in the wash. The shirt is finished with a premium Italian-made enclosure with the company logo embossed insignia for authenticity. Made for life: The versatile Baobab Polo Shirt is great for work, Zoom happy hour, golf, weekends, staycations and everything in between.	
BAOBAB Face Masks	Face masks to prevent the spread of COVID-19	Direct-to-Consumer primarily selling to professionals, men and women with an average age of 41

Competition
We face competition from several online clothiers as well as traditional in store clothing retailers.

Customer Base
Millennial Men 35+ with incomes $85k+

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company does not have any trademarks or patents. The Company plans on obtaining patents and trademarks in the future.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not aware of any threatened or actual litigation against it.

DIRECTORS, OFFICERS, AND MANAGERS

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Marcellus Alexander III	Co-Founder, Director	Baobab Clothing- Co-Founder. 2016 - Present	Bachelors in Business Management- Hampton University, Class of 2006
Brandon Davenport	Co-Founder, Director	Baobab Clothing- Co-Founder. 2016 - Present	B.S. Finance – Morgan State University

Marcellus Alexander III

2X Founder. Marcellus is a co-founder at BAOBAB. He has years of experience in driving successful Business Development, Partnerships and Digital Media Strategies with start ups, brands and large media companies.

Brandon Davenport

2X Start-up founder, entrepreneur and seasoned executive. Brandon is an experienced Digital Acquisition Consultant and Product Developer with a demonstrated history of working in the consumer and b2b space. Skilled in Digital Strategy, Business Development, Product Strategies, Digital Marketing, and Analytics.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Marcellus Alexander III	Co-Founder, Director	Baobab Clothing- Co-Founder. 2016 - Present	Bachelors in Business Management- Hampton University, Class of 2006
Brandon Davenport	Co-Founder, Director	Baobab Clothing- Co-Founder. 2016 - Present	B.S. Finance – Morgan State University

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Common Stock
Amount Authorized	9,500,000
Amount outstanding/Face Value	9,500,000
Par Value (if applicable)	.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security

Type/Class of security	Preferred Stock
Amount Authorized	500,000
Amount Outstanding	500,000
Par Value (if applicable)	.02
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount Authorized	$104,159
Amount outstanding/Face Value	1 Crowd SAFE
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Crowd SAFEs which may dilute the Security
Conversion Terms	The Crowd SAFE has a valuation cap of $8,000,000 and a 20% discount

Type/Class of security	Convertible Note
Amount Sold	$15,000
Preferred Stock Required Upon Conversion	30,000
Voting Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Convertible Notes which may dilute the Security
Other Rights	The Notes have a valuation cap of $5,000,000 with a 15% discount rate and a 3% interest rate

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Related Person Loan
Amount outstanding	$150,000
Interest Rate and Amortization Schedule	1.6%
Other Material Terms	This is a related person transaction
Maturity Date	June 2022

Creditor	Clearbanc
Amount outstanding	$38,000
Repayment Rate	15% of monthly revenue
Other Material Terms	Revolving line of credit. Company can borrow up to $68,000
Maturity Date	None

Creditor	Kickfurther
Amount outstanding	$11,309
Material Terms	Consignment agreement in which Company agreed to repay $35,141.70 from the sale of its inventory. Cost of loan is estimated to be $1,589.30
Maturity Date	August 2021

Creditor	Shopify Capital
Amount outstanding	$8,815
Repayment Rate	17% of receivables each month
Other Material Terms	Company took a $19,000 loan from Shopify. The total cost of the loan is $2,470. There is no interest rate.
Maturity Date	None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$104,159	1 Crowd SAFE	Inventory and Expansion	April 16, 2021	Reg. CF
Convertible Note	$15,000	1 Convertible Note	Inventory	February 27, 2018	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Marcellus Alexander III	4,750,000/Common Stock	47.5%
Brandon Davenport	4,750,000/Common Stock	47.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Baobab Clothing Inc ("the Company") was incorporated on November 18, 2016 under the laws of the State of Delaware, and is headquartered at 25 West 132nd Street, New York, NY, 10037, United States. The BAOBAB Polo Shirt is the first Smart Luxury Pima polo shirt as it combines the perfect blend of Quality, Design, and Function. The incredibly soft shirt is made using our BAOTECH™ High-Performance technology which makes the polo shirt resistant to stains, odor, wrinkles, fading, and shrinking Our innovative shirt includes the signature microfiber cloth to wipe glasses, smartwatch and mobile phone. Collars stay flat all day with our no-curl, stay-flat collar. Our fabric technology makes every BAOBAB antimicrobial, this means you can wear it 10 -12x before tossing it in the wash. The shirt is finished with a premium Italian-made enclosure with the company logo embossed insignia for authenticity. Made for life: The versatile Baobab Polo Shirt is great for work, zoom happy hour, golf, weekends, staycations and everything in between.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company had $10,618 in cash and cash equivalents as of March 31, 2021, which does not include proceeds from the closing of the Company's April 2021 Regulation CF offering.

Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $104,159. The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation Do of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has borrowed money through a promissory note from one of the founder's father, Marcellus Alexander, Jr. The note is in the amount of $150,000 with an annual interest rate of 1.60%. The note is to be paid in June 2022.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
APRIL 30, 2021

Baobab Clothing Inc

BAOBAB



Management Report

BAOBAB Clothing Inc.
For the period ended December 31, 2020

Prepared by
Lahari Neelapareddy

Prepared on
April 30, 2021

For management use only

Table of Contents

Profit and Loss

January - December 2020

	Total
INCOME	
Sales of Product Income	362,626.56
Sales Refund & Allowances	-32,454.19
Sales Discounts	-488.00
Total Sales Refund & Allowances	**-32,942.19**
Shipping Income	10,612.20
Total Income	**340,296.57**
COST OF GOODS SOLD	
COGS - Freight	20,888.80
COGS - Fullfillment	71,741.94
COGS - Packaging	9,522.19
COGS - Product	75,813.28
Cost of Goods Sold	215.00
Total Cost of Goods Sold	**178,181.21**
GROSS PROFIT	**162,115.36**
EXPENSES	
Advertising & Marketing	-119.48
Consulting Services	42,978.53
Marketing Software	5,649.82
Other Advertising Expenses	18,188.44
Print Media	627.75
Samples	2,027.79
Social/Digital Media	78,472.34
Total Advertising & Marketing	**147,825.19**
Bank Charges & Fees	3,499.84
Car & Truck	550.00
Computer & Software Expenses	11,650.09
Contractors	51,910.79
Customer Service	6,250.50
Total Contractors	**58,161.29**
Dues & subscriptions	2,074.78
Insurance	881.75
Job Supplies	112.83
Legal & Professional Services	
Accounting	12,828.00
Legal & Professional Expenses	1,425.00
Total Legal & Professional Services	**14,253.00**
Meals & Entertainment	1,085.07
Melio Credit card fee	136.03
Merchant Account Fees	115.94
ETSY Fees	0.60
Fancy Fee	62.40

	Total
Klarna Fees	14.92
Paypal Fees	4,240.29
Shopify Fees	7,531.10
Total Merchant Account Fees	**11,965.25**
Office Supplies	2,669.55
Other Business Expenses	2,502.89
Rent & Lease	18,870.60
Repairs & Maintenance	495.48
Taxes & Licenses	714.00
Travel	51.80
Ground Transportation	2,744.20
Total Travel	**2,796.00**
Uncategorized Expense	1,024.73
Utilities	3.00
Web/Tech/Hosting	5,849.26
Total Expenses	**287,120.63**
NET OPERATING INCOME	-125,005.27
OTHER EXPENSES	
Depreciation Expenses	308.10
Financing Fees	10,507.75
Other Miscellaneous Expense	1,000.00
Total Other Expenses	**11,815.85**
NET OTHER INCOME	-11,815.85
NET INCOME	$ -136,821.12

Balance Sheet

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking 6950	7,990.62
Paypal Bank	422.94
Total Bank Accounts	**8,413.56**
Accounts Receivable	
Accounts Receivable (A/R)	22.00
Total Accounts Receivable	**22.00**
Other Current Assets	
Clearbanc Visa Card	38,000.00
Inventory	13,787.42
Inventory Asset	230,434.47
Undeposited Funds	591.80
Total Other Current Assets	**282,813.69**
Total Current Assets	**291,249.25**
Fixed Assets	
Accumulated Depreciation	-308.10
Fixed Asset Computers	1,848.70
Total Fixed Assets	**1,540.60**
TOTAL ASSETS	**$292,789.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	20,172.40
Total Accounts Payable	**20,172.40**
Credit Cards	
Chase Credit Card 8772	7,837.25
Total Credit Cards	**7,837.25**
Other Current Liabilities	
Accrued Expenses	2,386.00
EBF Partners	732.26
Facebook Grant	2,500.00
Flexibility Capital Inc	3,608.80
Gift Card liabilities	-238.00
Loan Payable	
BRANDON	1,916.56
Clearbanc	44,382.96
Kabbage	2,242.50
Kickfurther	43,755.70
Shopify Capital	5,665.02

	Total
Total Loan Payable	**97,962.74**
New York Department of Taxation and Finance Payable	105.20
Out Of Scope Agency Payable	729.31
Sales Tax Liability	-468.95
Sellers Funding International	19,457.52
Total Other Current Liabilities	**126,774.88**
Total Current Liabilities	**154,784.53**
Long-Term Liabilities	
Convertible Notes	15,000.00
Promissory Note	150,000.00
SBA Loan	82,700.00
Total Long-Term Liabilities	**247,700.00**
Total Liabilities	**402,484.53**
Equity	
Additional Paid In Capital	9,995.00
Common Stock	100.00
Retained Earnings	17,031.44
Net Income	-136,821.12
Total Equity	**-109,694.68**
TOTAL LIABILITIES AND EQUITY	**$292,789.85**

Statement of Cash Flows

January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-136,821.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-22.00
Inventory	-13,787.42
Inventory Asset	-217,775.57
Prepaid Inventory	6,074.18
Accumulated Depreciation	308.10
Accounts Payable (A/P)	20,172.40
Bank of America Credit Card	-1,388.64
Chase Credit Card 8772	7,837.25
EBF Partners	732.26
Facebook Grant	2,500.00
Flexibility Capital Inc	3,608.80
Gift Card liabilities	-238.00
Loan Payable:BRANDON	1,916.56
Loan Payable:Clearbanc	7,847.94
Loan Payable:Kabbage	-11,986.23
Loan Payable:Kickfurther	43,755.70
Loan Payable:Shopify Capital	-6,177.38
New York Department of Taxation and Finance Payable	105.20
Out Of Scope Agency Payable	729.31
Sales Tax Liability	-468.95
Sellers Funding International	19,457.52
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-136,798.97**
Net cash provided by operating activities	**-273,620.09**
INVESTING ACTIVITIES	
Fixed Asset Computers	-1,848.70
Net cash provided by investing activities	**-1,848.70**
FINANCING ACTIVITIES	

	Total
Promissory Note	150,000.00
SBA Loan	82,700.00
Net cash provided by financing activities	**232,700.00**
NET CASH INCREASE FOR PERIOD	**-42,768.79**
Cash at beginning of period	51,774.15
CASH AT END OF PERIOD	**$9,005.36**